SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 30)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Francis S. Currie Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 1-650-752-2002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

Page 1 of 9 Pages

CUSIP No. 157639105	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Domaines Barons de Rothschild (Lafite) SCA Triple Wines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,784,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,784,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14	TYPE OF REPORTING PERSON* PN

     Domaines Barons de Rothschild (Lafite) SCA (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on April 19, 1989 (as heretofore amended and supplemented by Amendment Nos. 1 through 29, the “Schedule 13D”) with respect to the purchase of shares of common stock, no par value, (the “Shares”) of The Chalone Wine Group, Ltd. (the “Company”). Capitalized terms not otherwise defined herein shall have the respective meaning ascribed thereto in the Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

   Item 2. Identity and Background.

      This Statement is filed jointly by the Reporting Person and Triple Wines, Inc., a California corporation (“Merger Sub”). The agreement by and between the Reporting Person and Merger Sub relating to the joint filing of this Statement is attached as Exhibit 12 hereto.

     Merger Sub is a California corporation with its principal office located at 33, rue de la Baume, 75008 Paris, France. Merger Sub’s telephone number is 01 53 89 78 00. Merger Sub was incorporated on August 18, 2004, for the purpose of merging with and into the Company pursuant to the Definitive Merger Agreement (defined in Item 4 below) and has engaged in no business other than in connection with the transactions contemplated by the Definitive Merger Agreement. The Reporting Person will transfer all of its Shares to Merger Sub prior to the Definitive Merger (defined below).

     The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Merger Sub are set forth below:

Name / Position at Merger Sub / Business Address / Citizenship	Present Principal Occupation / Business

Emmanuel Roth	Chief Financial Officer
Secretary and Chief Financial Officer	of the Reporting Person
33, rue de la Baume	Domaines Barons de Rothschild (Lafite)
75008 Paris, France	33, rue de la Baume
French	75008 Paris, France
Wine Production

Christophe Salin	President/Managing Director
Director and President	of the Reporting Person
33, rue de la Baume	Domaines Barons de Rothschild (Lafite)
75008 Paris, France	33, rue de la Baume
French	75008 Paris, France
Wine Production

     During the past five years, neither Merger Sub nor any of the individuals named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding violations with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described in response to Item 4, the Reporting Person intends to acquire all of the outstanding Shares (other than Shares held by the Company, the Reporting Person or any of their subsidiaries, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters’ rights) and certain options, as described in Item 4 below, for an aggregate of $83,535,949 in cash pursuant to the Definitive Merger Agreement. The consideration for such Shares will consist of $10 million in cash contributed to the Merger Sub by the Reporting Person and funds from Newco (defined in Item 4 below) for the remaining amount. The funds from Newco will include a $52 million contribution from CBI, a $2 million contribution from HVI (which amount may alternatively be contributed as a $2 million reduction in the amount of debt planned to be contributed to Newco by HVI) and additional funds to be borrowed by Newco.

     The Reporting Person and Merger Sub did not pay additional consideration to the Shareholders (defined below) in connection with the execution and delivery of the Non-Disposal Letter Agreement described below in Item 4.

     References to, and descriptions of, the Definitive Merger Agreement and the Non-Disposal Letter Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Definitive Merger Agreement and the Non-Disposal Letter Agreement, respectively, copies of which are filed as Exhibit 13 and Exhibit 14, respectively, to this statement and which are incorporated by reference in this Item 3 in their entirety where such references and descriptions appear.

   Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is supplemented as follows:

     As described in Amendment No. 21, the Reporting Person made a proposal to the board of directors of the Company on May 17, 2004, as described in the Offer Letter attached thereto as Exhibit 1, with respect to a business combination transaction between the Reporting Person, HVI and CBI.

     As described in Amendment No. 22, the Reporting Person delivered to the board of directors of the Company on June 30, 2004 the Extension of Offer Letter, extending the offer contained in the Offer Letter until July 31, 2004.

     As described in Amendment No. 23, the Reporting Person and the Company entered into a confidentiality agreement on July 8, 2004 pursuant to which the Reporting Person and the Company agreed to make available to the other party certain information in connection with the consideration of a possible negotiated transaction between the Company, the Reporting Person, CBI and HVI.

     As described in Amendment No. 24, the Reporting Person delivered to the board of directors of the Company on July 31, 2004 the Second Extension of Offer Letter extending the offer contained in the Offer Letter until August 20, 2004.

     As described in Amendment No. 25, the Reporting Person delivered to the board of directors of the Company on August 20, 2004 the Third Extension of Offer Letter extending the offer contained in the Offer Letter until August 27, 2004.

     As described in Amendment No. 26, the Reporting Person delivered to the board of directors of the Company on August 27, 2004 the Fourth Extension of Offer Letter extending the offer contained in the Offer Letter until September 3, 2004.

     As described in Amendment No. 27, the Reporting Person delivered to the board of directors of the Company on September 3, 2004 the Fifth Extension of Offer Letter extending the offer contained in the Offer Letter until September 10, 2004.

     As described in Amendment No. 28, the Reporting Person delivered to the board of directors of the Company on September 10, 2004 the Sixth Extension of Offer Letter extending the offer contained in the Offer Letter until September 17, 2004.

     As described in Amendment No. 29, the Parties entered into the Amended Commitment Letter extending the commitment between them until December 31, 2004.

   The Merger Agreement

     On October 30, 2004, the Reporting Person, Merger Sub and the Company entered into the Agreement and Plan of Merger (the “Definitive Merger Agreement”), attached hereto as Exhibit 13. The Definitive Merger Agreement provides, among other things, that Merger Sub will be merged with and into the Company (the “Definitive Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”).

     Pursuant to the Definitive Merger Agreement, at the effective time of the Definitive Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company, the Reporting Person or any of their subsidiaries, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters’ rights) will be converted into the right to receive $11.75 in cash, without interest (the “Merger Consideration”). In addition, at the Effective Time (i) each option to purchase Shares (an “Option”) outstanding immediately prior to the Effective Time with an exercise price per share equal to or greater than the Merger Consideration shall be canceled and the holder thereof shall have no right to receive any consideration therefor, and (ii) each Option outstanding three business days prior to the Effective Time with an exercise price per share less than the Merger Consideration shall become fully vested and exercisable as of the third business day prior to the Effective Time and if remaining outstanding as of the Effective Time, shall be cancelled as of the Effective Time in exchange for the right to receive a payment in cash, without interest, equal to the product of (A) the excess of (x) the Merger Consideration over (y) the exercise price per share under such Option multiplied by (B) the number of Shares into which such Option is exercisable, which cash payment shall be reduced by any applicable withholding taxes (the aggregate consideration paid in respect of such Options, the “Option Merger Consideration”).

     The Definitive Merger Agreement provides that beneficial owners of shares of Company Common Stock immediately prior to the Effective Date will be entitled to (i) a non-transferable invitation for three months following the Closing to enroll at no additional cost as members of a new Founders Club for fifteen years, and (ii) a one-time non-transferable wine dividend of $1.00 per Share which will allow such members to use such dividend within one year through the Founders Club to purchase wine from the Company at a 50% discount. Founders Club membership entitles members to attend the annual founders celebration, special tours and tastings, special access to the Company’s most exclusive wines and allocated bottlings and allocations of the Company’s most limited wines.

     The Definitive Merger Agreement provides that at the Effective Time: (i) the articles of incorporation and bylaws of the Merger Sub will be the articles of incorporation and bylaws of the Surviving Corporation, (ii) the director of Merger Sub will be the director of the Surviving Corporation and (iii) the officers of Merger Sub will be the officers of the Surviving Corporation.

     The Definitive Merger is subject to customary closing conditions, including (i) the approval of a majority of the outstanding shares entitled to vote which shall include a majority of the votes cast with respect to the Definitive Merger and the transactions contemplated hereby by holders of Shares held by Company shareholders other than the Reporting Person and its affiliates, (ii) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (iii) the satisfaction or waiver of certain other conditions as more fully described in the Definitive Merger Agreement.

     Pursuant to the Definitive Merger Agreement, the Reporting Person has agreed to vote or cause to be voted all the Shares owned of record by the Reporting Person or any of its subsidiaries in favor of the Definitive Merger Agreement and the Definitive Merger.

     The Definitive Merger Agreement permits the Company to solicit acquisition proposals from third parties. In the event that the Company receives a bona fide, written acquisition proposal for at least a majority of the outstanding Shares on terms that the Board of Directors of the Company or a special committee thereof determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the acquisition proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Company’s shareholders than as provided by the Definitive Merger Agreement and for which the Board of Directors has reasonably determined, based on either a good faith review of the offeror’s balance sheet or a commitment letter from a reputable bank or other financial institution, that adequate funding is available (a “Superior Proposal”) that the Parties do not match within the time periods provided for in the Definitive Merger Agreement, upon payment by the Company of the termination fee equal to $2,475,000, the Definitive Merger Agreement may be terminated.

     If the Board of Directors approves a sale of all of the outstanding Shares pursuant to a Superior Proposal, and the Agreement is consequently terminated by the Company pursuant to its terms, the Reporting Person has agreed to vote all of its Shares in favor of such Superior Proposal in a shareholders’ vote or tender its Shares into a tender offer which constitutes a Superior Proposal provided that it can tender all of its Shares.

     The Company has represented to the Reporting Person that (i) a special committee of the Board of Directors of the Company made up of independent members (the “Special Committee”) and the Board of Directors of the Company (with certain directors abstaining) have each determined, in what they believe to be good faith, that the Definitive Merger Agreement and the transactions contemplated thereby, including the Definitive Merger, are in the best interests of the Company’s shareholders other than the Reporting Person and its affiliates and just and reasonable to the Company under Section 310(a)(2) of the California General Corporations Law, (ii) the Special Committee has recommended approval of the Definitive Merger Agreement to the Board of Directors and (iii) the Board of Directors (with certain directors appointed by the Reporting Person abstaining) and with full disclosure of the material facts as to the Definitive Merger and after having inquired as to the interest of certain of the Company’s directors in the Definitive Merger has approved and adopted the Definitive Merger Agreement and the transactions contemplated thereby and resolved to recommend their approval and adoption to the shareholders. In addition, the Reporting Person has been informed by the Company that Thomas Weisel Partners LLC, financial advisor to the Company, has issued its affirmative written opinion to the Special Committee of the Company in accordance with California law, to the effect that the Merger Consideration is fair to the shareholders other than the Reporting Person and its affiliates of the Company from a financial point of view.

     If the Definitive Merger is completed in accordance with the Definitive Merger Agreement, the Company will become a wholly-owned subsidiary of the Reporting Person, and the Reporting Person anticipates that it will seek to cause the Shares to be removed from quotation on the Nasdaq National Market so that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Definitive Merger as the requirements for termination of registration are met.

     The Non-Disposal Letter Agreement and Information Received from SFI Intermediate Ltd. and GHA 1 Holdings, Inc.

     As a condition of, and an inducement to, the Reporting Person’s and Merger Sub’s entering into the Definitive Merger Agreement and in consideration thereof, each of SFI Intermediate Ltd. (“SFI”) and GHA 1 Holdings, Inc. (collectively, the “Shareholders”) entered into a Non-Disposal Letter Agreement dated as of October 30, 2004, attached hereto as Exhibit 14, whereby the Shareholders agreed not to Transfer any of the Shares beneficially owned by such Shareholders or an interest in SFI that is sufficient to control or direct the management of the business of SFI, including its investment in the Company, except as a result of the consummation of the transactions contemplated by the Merger Agreement or to a Permitted Transferee who agrees in writing to comply with the same obligations to which the Shareholders are subject thereunder (the “Non-Disposal Letter Agreement”). The term “Permitted Transferee” means (i) a person who has a direct or indirect economic interest in the Shareholders as of the date hereof, (ii) a member of the immediate family of any person identified in clause (i) above, (iii) an entity that is wholly owned, directly or indirectly, by persons or family members identified in clause (i) or (ii) above or (iv) a trust of which the sole beneficiaries are, directly or indirectly, persons or family members identified in clause (i) or (ii) above. The Shareholders own an aggregate of 2,562,608 Shares representing approximately 19.0% of the Shares on the date of the Definitive Merger Agreement (based on the 13,478,272 Shares set forth in the Definitive Merger Agreement as being issued and outstanding on October 30, 2004).

     The Shareholders may terminate the Non-Disposal Letter Agreement upon the earliest of (i) the termination of the Definitive Merger Agreement for any reason, (ii) an amendment to the Definitive Merger Agreement which provides for a reduction in the price per share of Common Stock payable to the shareholders of the Company other than the Reporting Person or a change in any other material financial term of the Definitive Merger Agreement which is adverse to the Shareholders and (iii) March 31, 2005.

     The Shareholders have advised the Reporting Person that they intend to vote the Shares beneficially owned by such Shareholders in favor of the approval of the Definitive Merger Agreement, unless (i) the Board of Directors of the Company withdraws its recommendation of the Merger, (ii) the Definitive Merger Agreement is terminated for any reason or (iii) the Definitive Merger Agreement is amended to reduce the price per Share payable to the shareholders of the Company or to make any other change in a material financial term of the Definitive Merger Agreement which is adverse to the Shareholders.

     Agreement to Establish Joint Venture

     Concurrently with the execution of the Definitive Merger Agreement, the Company, the Reporting Person, CBI and HVI (collectively the “LLC Members”) entered into an Agreement to Establish Joint Venture (“AEJV”) attached hereto as Exhibit 15 with respect to Triple Wines LLC, a Delaware limited liability company formed on June 9, 2004 (“Newco”).

     Pursuant to the AEJV, (i) the Reporting Person will cause the Company to contribute to Newco substantially all of the Company’s assets and liabilities as detailed in the Chalone Contribution Agreement attached to the AEJV, and (ii) CBI and HVI will contribute to Newco cash, assets and liabilities as detailed in the Constellation Contribution Agreement and Huneeus Contribution Agreement, copies of which are attached to the AEJV. The LLC Members have valued the assets to be contributed by each of them, including cash contributions, at $79.2 million for CBI, $70 million for HVI and $61.372 million for the Reporting Person, resulting in equity percentages (the “Equity Percentages”) of 37.61% for CBI, 33.24% for HVI and 29.15% for the Reporting Person.

     The AEJV provides that the Reporting Person and the other LLC Members will also form another limited liability company (“VentureCo”) and VentureCo will enter into an assistance agreement with the Reporting Person whereby the Reporting Person may provide certain services to VentureCo and will grant VentureCo the right to use certain of the Reporting Person’s intangible assets in connection with the sale of wine, produced by Newco, that has been approved by the Reporting Person.

     Pursuant to the AEJV, the Parties have changed the terms from those reflected in the term sheet attached to the Commitment Letter which was filed as Exhibit 2 to Amendment No. 21 of this Schedule 13D with respect to the distribution amongst themselves of the proceeds of an alternative transaction in which the Reporting Person might participate.

     The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this statement is hereby incorporated by this reference in this Item 4.

     References to, and descriptions of, the Definitive Merger Agreement, the Non-Disposal Letter Agreement and the AEJV as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Definitive Merger Agreement, the Non-Disposal Letter Agreement and AEJV, respectively, copies of which are filed as Exhibit 13, Exhibit 14 and Exhibit 15, respectively, to this statement and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

   Item 5. Interest in Securities of the Issuer.

     (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person and Merger Sub, by reason of the execution and delivery of the Non-Disposal Letter Agreement, may be deemed to have shared voting power and/or shared dispositive power with the Shareholders or other members of the Hojel Group, with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) 2,562,608 Shares, representing 19.0% of the Shares. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person or Merger Sub is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Christophe Salin, a Managing Director of the Reporting Person and Director and President of Merger Sub owns 3,657 shares of Company Common Stock and 191,547 Options exercisable within 60 days for Shares. For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Salin may be considered to share voting power with respect to these 3,657 shares and 191,547 Options, which would represent approximately 1.4% of the Shares which would be outstanding if Mr. Salin’s options were exercised in full.

     Except as set forth in this Item 5, neither the Reporting Person, Merger Sub or, to their knowledge, any director or executive officer identified in Item 2 above, beneficially owns any Shares.

      (c) On September 28, 2004, Mr. Salin exercised 900 Options at a price of $5.75 per Share, 900 Options at a price of $6.50 per Share and 930 Options at a price of $9.06 per Share in cash.

     Except for the transactions described above, execution and delivery of the Non-Disposal Letter Agreement and the Definitive Merger Agreement no transactions in the Shares were effected by the Reporting Person, Merger Sub or, to their knowledge, any director or executive officer identified in Item 2 above, during the 60 days prior to the date hereof.

     (d) Not applicable.

     (e) Not applicable.

     References to, and descriptions of, the Definitive Merger Agreement and the Non-Disposal Letter Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Definitive Merger Agreement and the Non-Disposal Letter Agreement, respectively, copies of which are filed as Exhibit 13 and Exhibit 14, respectively, to this statement and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

     To the Reporting Person’s and Merger Sub’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

   Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is supplemented as follows:

     Exhibit 12: Joint Filing Agreement, dated October 30, 2004, between the Reporting Person and Merger Sub.

     Exhibit 13: Agreement and Plan of Merger, dated as of October 30, 2004, by and among the Reporting Person, Triple Wines, Inc. and the Company.

     Exhibit 14: Non-Disposal of Shares Letter Agreement, dated as of October 30, 2004, between the Reporting Person and the Shareholders signatory thereto.

     Exhibit 15: Agreement to Establish Joint Venture, dated as of October 30, 2004 by and among CBI, HVI and the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2004

Date

/s/ Eric de Rothschild

Signature

Eric de Rothschild, Managing Director

(Name/Title)